UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number: 001-39461

NANO-X IMAGING LTD

Communications Center

Neve Ilan, Israel 9085000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On November 4, 2021, NANO-X IMAGING LTD (the “Company”), an innovative medical imaging company, consummated the previously announced merger pursuant to the terms of the Agreement and Plan of Merger, dated August 9, 2021 (with certain amendments), among the Company, Zebra Medical Vision Ltd., an Israeli company (“Zebra”), and Perryllion Ltd., as representative of Zebra’s equity holders. At closing, the Company issued 3,249,142 ordinary shares of the Company and committed to issue 133,207 employee options and restricted stock units to the equity holders of Zebra, which represented (a) the basic purchase price of $100,000,000; minus (b) certain transaction costs; plus (c) deferred closing consideration in the amount of $3,333,333 as a result of Zebra entering into a designated commercial agreement prior to closing; plus (d) $6,300,000 as a result of Zebra achieving a designated milestone of obtaining a new FDA clearance for its population health product. All shares, except for the shares issued for the designated milestone, were issued at a deemed per share value of $33.18 and the shares issued for the designated milestone were issued at a per share value of $25.01. In addition, if Zebra enters into any of the two additional designated commercial agreements within 6 months of closing, the Company will pay a deferred closing consideration in the amount of $3,333,333 in shares for each agreement. The deferred closing consideration would be paid in the Company’s shares in the amount of the relevant installment payment divided by the average closing price of the 30 trading days ending on the applicable agreement signing date. Further, if Zebra achieves the agreed milestones related to obtaining certain FDA clearances and security certifications, completing certain technology integration, or achieving certain revenue and employee retention targets over the next three years, the Company will pay additional consideration in the amount of up to $77,700,000. Each of these milestone installments would be paid in the Company’s shares in the amount of the relevant installment payment divided by the average closing price of the 30 trading days ending on the applicable milestone’s achievement date. Zebra changed its name to Nanox AI Ltd and will operate under the new name.

On November 2, 2021, the Company completed the acquisition of 100% of the shares of USARAD Holdings, Inc., a Delaware corporation (“USARAD”), pursuant to the terms of the Stock Purchase Agreement, dated October 25, 2021, among the Company, USARAD, Dr. Michael Yuz, other holders of capital stock of USARAD, and holders of USARAD options. At closing, the Company (through wholly owned subsidiary) purchased 100% of the shares of USARAD on a fully diluted basis for $7,300,000 in cash and 496,545 of the Company’s ordinary shares at a deemed per share value of $23.16. In addition, upon the successful achievement of certain milestones related to profitability, EBITDA and other operational performance metrics, the Company will pay additional cash consideration in the amount of up to $2,000,000 and stock consideration in the amount of up to $6,500,000 at a per share value determined by the average closing price of the 30 trading days ending on the applicable milestone’s achievement date.

On November 3, 2021, the Company completed the acquisition of the platform and other assets of MDWEB, LLC (“MDWEB”), pursuant to the terms of the Asset Purchase Agreement, dated October 21, 2021, between the Company and MDWEB. At closing, the Company issued 61,487 of its ordinary shares to MDWEB at a deemed per share value of $23.18. In addition, upon the successful achievement of certain milestones related to technical integration of MDW platform with Nanox Cloud and achieving certain other operational targets, the Company will pay additional stock consideration in the amount of up to $1,500,000 at a per share value determined by the average closing price of the 30 trading days ending on the applicable milestone’s achievement date.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NANO-X IMAGING LTD

By:	/s/ Ran Daniel
Name:	Ran Daniel
Title:	CFO

Date: November 8, 2021

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